The Fund held its annual meeting of shareholders on April 23, 2012. Common/Preferred shareholders voted as indicated below:

                                                           Withheld
                                   Affirmative             Authority
Re-election of John C. Maney++
Class III to serve until 2015      61,090,864              1,404,285

Election of Deborah A. DeCotis
Class III to serve until 2015      61,014,925              1,480,224

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Bradford K. Gallagher, James A. Jacobson+, Hans W. Kertess+, William B. Ogden, IV and Alan Rappaport+ continued to serve as Trustees of the Fund.

+ Preferred Shares Trustee
++ Interested Trustee